UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

LIBERTY ENERGY INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

53115L 104

(CUSIP Number)

Dianne Ralston

Chief Legal Officer and Secretary

Schlumberger Limited

5599 San Felipe, 17th Floor

Houston, Texas 77056

(713) 513-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Schlumberger N.V. (Schlumberger Limited)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CURAÇAO

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,101,961
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,101,961

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,101,961
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%*
14.	Type of Reporting Person HC

*

Based on 186,847,433 shares of Class A Common Stock outstanding as of April 20, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (“SEC”) on April 25, 2022.

1.	Names of Reporting Persons Schlumberger B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,101,961
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,101,961

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,101,961
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%*
14.	Type of Reporting Person HC

*	Based on 186,847,433 shares of Class A Common Stock outstanding as of April 20, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on April 25, 2022.

1.	Names of Reporting Persons Schlumberger Holdings Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,101,961
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,101,961

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,101,961
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%*
14.	Type of Reporting Person HC

*	Based on 186,847,433 shares of Class A Common Stock outstanding as of April 20, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on April 25, 2022.

1.	Names of Reporting Persons Schlumberger Technology Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,101,961
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,101,961

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,101,961
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%*
14.	Type of Reporting Person CO

*	Based on 186,847,433 shares of Class A Common Stock outstanding as of April 20, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on April 25, 2022.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the SEC on January 11, 2021, as amended by Amendment No. 1 to Schedule 13D, filed on September 29, 2021, Amendment No. 2 to Schedule 13D, filed on November 9, 2021, and Amendment No. 3 to Schedule 13D, filed on March 3, 2022 (the “Current Schedule 13D”), relating to the Class A common stock, par value $0.01 per share, of Liberty Energy Inc. Capitalized terms used herein without definition shall have the meaning set forth in the Current Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

The Current Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Energy Inc., a Delaware corporation (the “Issuer”), formerly known as Liberty Oilfield Services Inc. The Issuer’s principal executive offices are located at 950 17th Street, Suite 2400, Denver, Colorado 80202.

Item 4.	Purpose of Transaction.

Item 4 of the Current Schedule 13D is hereby amended and supplemented to include the following additional information:

Underwriting Agreement and Lock-Up Agreement

On May 3, 2022, pursuant to an underwriting agreement dated April 29, 2022 (the “Underwriting Agreement”), by and among the Issuer, Liberty Oilfield Services New HoldCo LLC, Schlumberger Technology Corporation (“STC”), BofA Securities, Inc. and J.P. Morgan Securities LLC (together with BofA Securities, Inc., the “Underwriters”), STC sold 14,500,000 Common A Shares to the Underwriters at a price per share of $15.50, or aggregate consideration of $224,750,000. The Issuer filed with the SEC an automatic shelf registration statement on Form S-3 (Registration No. 333-264559) and a final prospectus dated April 29, 2022 in connection with the public offer and sale of the Common A Shares.

On April 29, 2022, pursuant to the Underwriting Agreement, STC also entered into a lock-up letter agreement with the Underwriters (the “Lock-Up Agreement”), whereby STC agreed that, without the prior written consent of the Underwriters, STC will not, for a 30-day period commencing on April 29, 2022, and subject to specified exceptions: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common A Shares beneficially owned or any other securities so owned convertible into or exercisable or exchangeable for Common A Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common A Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common A Shares or such other securities, in cash or otherwise.

The foregoing summary of the Underwriting Agreement and the Lock-Up Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Underwriting Agreement (including the form of lock-up letter attached as an exhibit thereto), which is filed as an exhibit hereto and incorporated herein by reference.

A&R Stockholders Agreement – Change to STC Board Designation Rights

As previously discussed in the Current Schedule 13D, STC will have the right, pursuant to the A&R SHA, to designate up to one nominee to the Issuer’s Board of Directors following the transactions reported in this Amendment No. 4, because STC and its affiliates collectively beneficially own at least 10% of the outstanding Common Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, STC directly holds 35,101,961 Common A Shares, constituting approximately 18.8% of the 186,847,433 Common A Shares outstanding as of April 20, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2022. Since SHC controls STC, it is deemed to beneficially own the Common A Shares held directly by STC. Since Schlumberger BV controls SHC, it is deemed to beneficially own the Common A Shares held directly by STC. Since Schlumberger Limited controls Schlumberger BV, it is deemed to beneficially own the Common A Shares held directly by STC.

(b)	Schlumberger Limited, Schlumberger BV, SHC and STC have shared voting power and shared dispositive power over the Common A Shares held directly by STC.

(c)	Except as described in Item 4 of this Amendment No. 4, none of the Reporting Persons has effected any transactions in the Common A Shares during the past 60 days.

(d)

The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common A Shares reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common A Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Current Schedule 13D is hereby amended and supplemented to include the following additional information:

7.4 Underwriting Agreement, dated April 29, 2022, by and among Liberty Energy Inc., Liberty Oilfield Services New HoldCo LLC, Schlumberger Technology Corporation, BofA Securities, Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to Liberty Energy Inc.’s Current Report on Form 8-K, filed with the SEC on May 3, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2022

Schlumberger N.V. (Schlumberger Limited)

By:	/s/ Samantha Blons
Name:	Samantha Blons
Title:	Assistant Secretary

Schlumberger B.V.

By:	/s/ Astrid Posthumus Meijjes
Name:	Astrid Posthumus Meijjes
Title:	Secretary

Schlumberger Holdings Corporation

By:	/s/ Corrie Merchant
Name:	Corrie Merchant
Title:	Treasurer

Schlumberger Technology Corporation

By:	/s/ Corrie Merchant
Name:	Corrie Merchant
Title:	Treasurer

[Signature Page to Schedule 13D/A]